The Chefs’ Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877
(203) 894-1345

By EDGAR

October 22, 2020

Mr. Edwin Kim and Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, NE
Washington, DC 20549-0405

Re: The Chefs’ Warehouse, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2019
Filed February 24, 2020
File No. 1-35249

Dear Mr. Kim and Mr. Decker:

This letter is in response to the verbal comment from the SEC in our conference call on October 15, 2020 with respect to our response to Comment #2 (related to the treatment of the food processing costs) in our letter dated September 11, 2020 responding to the letter, dated September 1, 2020 (the “Comment Letter”), to The Chefs’ Warehouse, Inc. (hereinafter “Chefs Warehouse,” the “Company,” “we,” “us,” or “our”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) commenting on our Form 10-K for the Fiscal Year Ended December 27, 2019.

Based on your request, we have evaluated the effects on our financial statements of reclassifying those food processing costs as cost of sales instead of selling, general and administrative expenses.

Quantitative Assessment

This reclassification, inclusive of the estimated depreciation of food processing equipment, would reduce the Company’s gross profit dollars by 4.6%, 4.6% and 4.1% for the fiscal years ended December 27, 2019, December 28, 2018 and December 29, 2017, respectively, and 6.3% and 8.0% for the twenty-six and thirteen weeks ended June 26, 2020, respectively.
The reclassification would reduce the Company’s gross profit percentage, which is historically is in the 25% range, by 1.16%, 1.16% and 1.04% for the fiscal years ended December 27, 2019, December 28, 2018 and December 29, 2017, respectively, and 1.52% and 1.89% for the twenty-six and thirteen week periods ended June 26, 2020, respectively.

The increase in the impact of the reclassification on the 2020 periods is primarily due to impacts of the COVID-19 pandemic (the “Pandemic”) on the Company and its customer base. The Pandemic has significantly reduced our sales and shifted our sales mix to an increased volume of processed protein. Additionally, valuation adjustments on our on-hand inventory due to sales downturn has reduced our overall gross profit dollars in the comparison.

Qualitative Assessment

In accordance with guidance from SAB No. 99, we have considered not only the quantitative effect of the reclassification but also whether the reclassification has other qualitative effects on the perception by the investment community or other readers of our financial statements. Management has considered the qualitative factors included in SAB 99, in addition to the above referenced quantitative factors, and determined the following:

•The reclassification arose from items that are fairly precise measurements but there is a lack of specific guidance within generally accepted accounting principles as to what items should be included in cost of sales.
•The impact of the reclassification does not change the earnings trend and has no impact on the Company’s sales, operating income or net income. The impact on gross margin would not cause a change in the gross margin trend and, after reflecting the change, our gross profit percentage will still be above our comparable competitors.
•The impact of the reclassification does not affect outcomes with respect to meeting quarterly or annual analyst expectations. Notably, the reclassification does not impact EBITDA, a performance measure that is significant to the Company’s investor and analyst community.
•The reclassification does not change the results from a profit to a loss or vice versa.
•The Company operates in only one Reporting Segment and in three reporting units (East Coast, Midwest and West Coast regions). As such, the reclassification does not impact a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.
•The reclassifications do not change the Company’s compliance with regulatory requirements.
•The reclassifications would not impact the Company’s compliance with its loan covenants or other contractual requirements.
•The reclassification does not affect senior management’s compensation as it had no impact on either sales or the profitability factors that impact management compensation.
•The reclassification did not conceal an unlawful transaction or represent an attempt to mislead investors.

Based on the above quantitative and qualitative factors, management believes the magnitude of these changes indicate that the identified errors are not material to any period presented and therefore do not require restatement of any of the Company’s consolidated historical financial statements. The Company intends revise its presentation for all periods presented in its future filings starting with the third quarter of fiscal 2020.

***

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at (203) 894-1345 (Ext. 10222) or tmccauley@chefswarehouse.com or Alexandros Aldous at (203) 894-1345 (Ext. 10211) or aaldous@chefswarehouse.com.

Very truly yours,
/s/ Tim McCauley
Chief Accounting Officer

cc: Alexandros Aldous, General Counsel, Corporate Secretary & Chief Government Relations Officer, Richard B. Alsop, Shearman & Sterling LLP